LEIDOS, INC.

LEIDOS HOLDINGS, INC.

1750 Presidents Street

Reston, Virginia 20190

May 17, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Leidos, Inc.
Leidos Holdings, Inc. Registration Statement on Form S-4 File No. 333-255849 Filed May 6, 2021

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-255849) of Leidos, Inc. and Leidos Holdings, Inc. (together, the “Registrants”), registering the offers to exchange (the “Exchange Offers”) up to $500,000,000 aggregate principal amount of 2.950% Notes due 2023, up to $500,000,000 aggregate principal amount 3.625% Notes due 2025, up to $750,000,000 aggregate principal amount of 4.375% Notes due 2030 and up to $1,000,000,000 aggregate principal amount of 2.300% Notes due 2031 (collectively with the respective guarantees thereof, the “Exchange Securities”) for like aggregate principal amount of 2.950% Notes due 2023, 3.625% Notes due 2025, 4.375% Notes due 2030 and 2.300% Notes due 2031 (together with the respective guarantees thereof, the “Outstanding Securities”), respectively. The Registrants are registering the Exchange Offers in reliance on the position of the Staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1988) (hereinafter, Exxon Capital Holdings), Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). The Registrants represent as follows:

1.

The Registrants have not entered into any arrangement or understanding with any person who will receive the Exchange Securities to distribute those securities following completion of the Exchange Offers. To the best of the Registrants’ information and belief, each person participating in the Exchange Offers is acquiring the Exchange Securities in its ordinary course of business and will not participate in the Exchange Offers with a view to distribute the Exchange Securities to be received in the Exchange Offers. In this regard, the Registrants will make each person participating in the Exchange Offers aware (through the prospectus for the Exchange Offers or otherwise) that if such person is participating in the Exchange Offers for the purpose of distributing the Exchange Securities, such person (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction, and be identified as an underwriter in the prospectus.

2.

The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offers for the purpose of distributing the Exchange Securities should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

3.

The Registrants will include in the prospectus for the Exchange Offers (a) an acknowledgement that such participant does not intend to engage in a distribution of the Exchange Securities and (b) an acknowledgement for each person that is a broker-dealer exchanging Outstanding Securities acquired for its own account as a result of market-making activities or other trading activities, that such person will satisfy any prospectus delivery requirements in connection with any resale of such Exchange Securities, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Laura A. Kaufmann Belkhayat, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, our legal counsel, at (212) 735-2439.

Very truly yours,

LEIDOS, INC.

By:	/s/ Benjamin A. Winter
	Name:	Benjamin A. Winter
	Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary

LEIDOS HOLDINGS, INC.

By:	/s/ Benjamin A. Winter
	Name:	Benjamin A. Winter
	Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary

cc:    Skadden, Arps, Slate, Meagher & Flom LLP

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